# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cato Corp., CIK 0000018255
CUSIP: 149205106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 8100 Denmark Rd, Charlotte, North Carolina (NC), 28273
Date of event which requires filing of this statement: 02/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-005441
Filed by CIK 0001820959

## Reporting persons
- Amit Agarwal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (8.35% of the class)

## Item 1. Issuer
Name of issuer: Cato Corp.
Address of issuer's principal executive offices: 8100 Denmark Rd, Charlotte, NC, 28273

## Item 2. Person Filing
Name of person filing: Amit Agarwal
Address of principal business office or, if none, residence: PO BOX 18861, Tampa, FL 33679
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,500,000
Percent of class: 8.35 %
Sole power to vote or to direct the vote: 1,500,000
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 1,500,000
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amit Agarwal: /s/ Amit Agarwal, Private Investor (10/22/2025)